BB 3/4

10028392

ED STATES
EXCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLYMPUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 CHANGEBRIDGE ROAD
(No. and Street)

MONTVILLE (City) NJ (State) 07045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES M. CARRAZZA 973-575-7020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBMG, LLC
(Name – *if individual, state last, first, middle name*)

106 APPLE STREET, STE. 101D (Address) TINTON FALLS (City) NJ (State) 07724 (Zip Code)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/11

OATH OR AFFIRMATION

I, JAMES M. CARRAZZA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLYMPUS SECURITIES, LLC, as of FEBRUARY 26, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey County of Morris

Signature

MANAGING MEMBER
Title

02/26/2010
Notary Public Date

Grace Carrazza
Notary Public of New Jersey
Commission Expires 02/08/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORTS

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF OLYMPUS SECURITIES, LLC

We have audited the accompanying statement of financial condition of OLYMPUS SECURITIES, LLC as of December 31, 2009, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. As audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OLYMPUS SECURITIES, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KBMG, LLC

Tinton Falls, New Jersey
February 26, 2010

OLYMPUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	21,174
Securities owned, at fair value (cost $1,753,277)		610,124
Due from Broker		333,145
Total current assets		964,443
PROPERTY AND EQUIPMENT		
Leasehold improvements		32,085
Equipment		28,026
Less: accumulated depreciation and amortization		(35,681)
Total property and equipment		24,430
Other assets		1,000
TOTAL ASSETS	$	989,873
LIABILITIES AND FUND BALANCES		
LIABILITIES		
Current Liabilities		
Accounts payable and accrued expenses	$	30,000
Securities sold not yet purchased, at fair value		6,760
TOTAL LIABILITIES		36,760
MEMBER'S EQUITY		953,113
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	989,873

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue		
Net realized and unrealized gains on investment trading	$	619,195
Commission income		520,074
Fees		418,543
Interest and dividend income		70,735
Other income		12,512
Total Revenue		1,641,059
Expenses		
Commission expense		228,000
Occupancy expense		198,400
Equipment rental		196,639
Compensation and benefits		125,220
Insurance expense		96,721
Clearance charges		84,978
Travel and entertainment		25,205
Professional fees		21,843
Office expense		18,874
Utilities		15,924
Registration fees		11,635
Telephone expense		10,203
Dues and subscriptions		9,521
Outside services		7,890
Employee expense		5,291
Miscellaneous expenses		22,079
Total Expenses		1,078,423
Net income		562,636
Member's equity - beginning of year		746,477
Distributions to member		(356,000)
Member's equity - end of year	$	953,113

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 562,636
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	68
Changes in operating assets and liabilities:	
Securities owned	756,540
Due from broker	(333,145)
Accounts payable and accrued expenses	22,569
Due to broker	(717,615)
Securities sold but not yet purchased	(14,765)
Net Cash Provided by Operating Activities	276,288
Cash flows from financing activities:	
Distributions to member	(356,000)
Net Cash (Used in) financing activities	(356,000)
Net increase (decrease) in cash and cash equivalents	(79,712)
Cash and cash equivalents - Beginning of Year	100,886
Cash and cash equivalents - End of Year	$ 21,174

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

NOTE 1: ORGANIZATION AND OPERATIONS

Olympus Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is based on the useful lives of the assets and is computed using the straight-line method.

Income Taxes

The Company has elected Limited Liability Company ("LLC") status under the Internal Revenue Code. The Company's net income or loss is allocated to its member and reported in his personal tax returns. Accordingly, no provision for Federal and state income taxes is reflected in the accompanying financial statements.

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned

Securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with appropriate accounting standards for Fair Value Measurements and Disclosures which establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. All securities owned by the Company are based on level 1 inputs which are quoted prices in active markets for identical assets or liabilities which the Company has the ability to access.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company met its net capital requirement.

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER OF OLYMPUS SECURITIES, LLC

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information shown on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBMG, LLC

Tinton Falls, New Jersey
February 26, 2010

OLYMPUS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital		
Total member's equity	$	953,113
Deductions		
Nonallowable assets:		
Property and equipment		(24,430)
Other assets		(1,000)
Net capital before haircuts		927,683
Other securities		(99,053)
Undue concentration		(3,389)
Net capital		825,241
Minimum net capital requirement		100,000
Excess over minimum requirement	$	725,241
Excess at 1,000%	$	822,241
Aggregate indebtedness	$	30,000

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA at December 31, 2009.

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

TO THE MEMBER OF OLYMPUS SECURITIES, LLC

In planning and performing our audit of the financial statements of OLYMPUS SECURITIES, LLC, (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

(CONTINUED)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of OLYMPUS SECURITIES, LLC to achieve all the divisions of duties and cross-checks generally included in an internal control system and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBMG, LLC

Tinton Falls, New Jersey
February 26, 2010

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

TO THE MEMBER OF OLYMPUS SECURITIES, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by OLYMPUS SECURITIES, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the National Association of Securities Dealers, Inc., solely to assist you and other specified parties in evaluating OLYMPUS SECURITIES, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). OLYMPUS SECURITIES, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries for the period April 1, 2009 to December 31, 2009 noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T with supporting schedules, working papers and general ledger entries noting no differences;
3. Compared the adjustments reported on Form SIPC-7T with supporting schedules, working papers and general ledger entries noting no differences
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION (CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBMG, LLC

Tinton Falls, New Jersey
February 26, 2010

OLYMPUS SECURITIES, LLC
COMPUTATION OF TRANSITIONAL ASSESSMENT UNDER RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

Total Revenue	$ 1,386,660
Additions	-
Deductions	
Mutual fund income	1,942
Commissions	65,046
Net gain from securities in investment accounts	226
Other revenue not related to the securities business (interest and dividends)	53,226
Total deductions	120,440
SIPC Net Operating Revenues	1,266,220
General Assessment @ $.0025	3,165.55
Less payment made with SIPC-6 filed	(725.00)
Balance due with form SIPC-7T	$ 2,440.55